
                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                                                                          --------------------------
                       FORM N-17f-1                                              OMB APPROVAL
                                                                          --------------------------
                                                                           OMB Number: 3235-0359
  Certificate of Accounting of Securities and Similar                     --------------------------
    Investments of a Management Investment Company                         Expires: April 30, 1994
            in the Custody of Members of                                   Estimated average burden
           National Securities Exchanges                                   hours per form. . . 0.05
                                                                          --------------------------

       Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

----------------------------------------------------------------------------------------------------------------
1.   Investment Company Act File Number:                                    Date examination completed:

     801-5443                                                               March 31, 1998
----------------------------------------------------------------------------------------------------------------
2.   State identification Number:
----------------------------------------------------------------------------------------------------------------
     AL                AK                AZ                AR                CA               CO
----------------------------------------------------------------------------------------------------------------
     CT                DE                DC                FL                GA               HI
----------------------------------------------------------------------------------------------------------------
     ID                IL                IN                IA                KS               KY
----------------------------------------------------------------------------------------------------------------
     LA                ME                MD                MA                MI               MN
----------------------------------------------------------------------------------------------------------------
     MS                MO                MT                NE                NV               NH
----------------------------------------------------------------------------------------------------------------
     NJ                NM                NY                NC                ND               OH
----------------------------------------------------------------------------------------------------------------
     OK                OR                PA                RI                SC               SD
----------------------------------------------------------------------------------------------------------------
     TN                TX                UT                VT                VA               WA
----------------------------------------------------------------------------------------------------------------
     WV                WI                WY                PUERTO RICO
----------------------------------------------------------------------------------------------------------------
Other (specify):
----------------------------------------------------------------------------------------------------------------
3.   Exact name of investment company as specified in registration statement:
     Calamos Investment Trust
----------------------------------------------------------------------------------------------------------------
4.   Name under which business is conducted, if different from above:
     Calamos Strategic Income Fund
----------------------------------------------------------------------------------------------------------------
5.   Address of principal place of business (number, street, city, state, zip code):
     1111 East Warrenville Road, Naperville, IL 60563
----------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

             THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth
       A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                                                                 SEC 2205(5-91)

                              CFS INVESTMENT TRUST

                 Certificate of Accounting of Securities in the
             Custody of a Member of a National Securities Exchange

                            As of March 31, 1998 and
                          for the one month then ended

                       Report of Independent Accountants

Board of Trustees
Calamos Investment Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Calamos Investment Trust's - Calamos Strategic Income Fund (the "Fund") was in compliance with the requirements of subsection (b)(1) of Rule 17f-1 of the Investment company Act of 1940 ("the Act") as of March 31, 1998 with respect to securities and similar investments reflected in the investment account of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 1998, and with respect to agreement of security and similar investments purchases and sales, for the period from February 27, 1998 (the date of last examination) through March 31, 1998;

    Confirmation of all securities and similar investments held by Wexford Clearing Services, Inc. (Custodian) in book entry form;

    Reconciliation of confirmation results as to all such securities and investments to the books and records of the Fund and the Custodian;

    Agreement of two security and/or investment purchases and two security and/or investment sales or maturities since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Calamos Investment Trust - Calamos Strategic Income Fund was in compliance with the requirements of subsection
(b)(1) of Rule 17f-1 of the Investment Company Act of 1940 as of March 31, 1998, with respect to securities and similar investments reflected in the investment account of the Fund, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Calamos Investment Trust and the Securities and Exchange Commission and should not be used for any other purpose.


                                      /s/ ERNST & YOUNG LLP
                                      ---------------------
                                      ERNST & YOUNG LLP


Chicago, Illinois
May 15, 1998